SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 11)

LCA-VISION INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

501803308
(CUSIP Number)

Mark A. Weiss, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6599
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501803308		Page 2 of 4 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen N. Joffe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 559,900
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 559,900
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Explanatory Note

This Schedule 13D, as amended (“Schedule 13D”), relates to shares of Common Stock, $.001 par value (the “Shares”), of LCA-Vision Inc., a corporation organized under the laws of Delaware (the “Issuer”).  This statement is being filed by Stephen N. Joffe (the “Reporting Person”).

As set forth in Item 5(c) below, the Reporting Person has disposed of Shares resulting in the Reporting Person ceasing to beneficially own 5% of the Shares.   Accordingly, this is the Reporting Person’s final amendment to Schedule 13D and is an exit filing

This Amendment No. 11 to Schedule 13D (this “Amendment”) is being filed by the Reporting Person solely to amend Item 5.

Item 5.  Interest in Securities of the Issuer.

(a)            See Items 11 and 13 on page 2 of this Schedule 13D.

(b)            See Items 7, 9 and 11 on page 2 of this Schedule 13D.

(c)            In the last sixty (60) days, the Reporting Person executed the following transactions in Shares, on the dates and prices indicated, through the Nasdaq National Market.

Date of Sale	Number of Shares	Price Per Share
4/22/2009	106,395	$5.02
4/22/2009	12,400	$2.50
4/23/2009	1,100	$5.02
4/23/2009	1,400	$2.50
4/24/2009	58,900	$5.04
4/27/2009	431,857	$5.45

(d)            Not Applicable.

(e)            Not applicable.

 [Remainder of page intentionally left blank; signature page follows.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:      April 29, 2009

/s/ Stephen N. Joffe
Stephen N. Joffe